November 5, 2010

To:	Mr. John Cash, Branch Chief Division of Corporation Finance Washington D.C. 20549-3628

Re:	Myers Industries, Inc. Form 10-K for the year ended December 31, 2009 File No. 1-8524

Dear Mr. Cash:

In reference to your letter dated October 26, 2010, pertaining to the above referenced filing, please see the correspondence response following each item below. For your convenience, we have repeated the text of your comments in italics font.

Form 10-K for the year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies – Goodwill, page 27

Based on your response to prior comment two, we note that you have four reporting segments and that each reporting segment has one reporting unit. However, based on the Industry Segment disclosures in the notes to your financial statements of your Form 10-K for the year ended December 31, 2009, we also note that your reportable segments include “business units” that have been aggregated based on criteria that appear to be similar to the aggregation criteria set forth in ASC 280-10-50-11. Please tell us if your reportable segments include “operating segments” that have been aggregated. If they do not, please clarify that fact in future filings. If they do, please explain to us how the indentification of your reporting units complies with ASC 350-20-35 since it requires a reporting unit to be an operating segment or one level below an operating segment.

Using the criteria of ASC 280-10-50, we have determined that our Company has four operating segments: Lawn and Garden, Material Handling, Distribution and Engineered Products. As noted in our Form 10-K, some of these operating segments have individual business components that have been aggregated on the basis of common management, customers, products, production processes and other economic characteristics. Each of these operating segments is also a reportable segment and none of the reportable segments include operating segments that have been aggregated. As requested, we will clarify that fact in future filings.

Using the guidance of ASC 350-20-35 (paragraphs 350-20-35-33 through 35-46), we have determined that each of our reportable segments is equivalent to a reporting unit as defined in the standard.

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have questions regarding our responses, you can contact me at (330) 761-6303.

Very truly yours,

/s/ Donald A. Merril

Donald A. Merril
Vice President and Chief Financial Officer